Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

Fiat Industrial S.p.A.
Registered Office: Via Nizza 250, Turin (Italy)
Share Capital: €1,919,433,144.74
Turin Companies Register/Tax Code: 10352520018

NOTICE OF EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting (the “EGM”) of shareholders will be held at Centro Congressi Lingotto, Via Nizza 280, Turin at 4:30 p.m. on July 9, 2013 (single call) to vote on the following:

Agenda

Cross-border merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V., a wholly-owned subsidiary incorporated in the Netherlands; related resolutions.

NOTICE

Attendance and Representation

To be eligible to attend, shareholders must hold the right to vote at the close of business 7 trading days prior to the date of the EGM (record date: June 28, 2013) and the Company must receive confirmation of eligibility from an authorized intermediary. Anyone becoming a shareholder after the record date will not be eligible to attend or vote at the EGM.

Eligible shareholders are also entitled by law to appoint a proxy representative, through designation of:

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a representative chosen by the shareholder, subject to the applicable legal limitations and restrictions, using the proxy form available here (www.fiatindustrial.com/Investor Relations/Shareholder Info/Shareholder Meetings);

—
Servizio Titoli S.p.A. (www.serviziotitoli.it), the Designated Representative for the Company pursuant to Article 135-undecies of Legislative Decree 58/98. Shareholders intending to appoint Servizio Titoli should use the proxy form provided by Servizio Titoli, in agreement with the Company, which will also be available on this website from June 15, 2013 (www.fiatindustrial.com/Investor Relations/Shareholder Info/Shareholder Meetings) or by completing the on-line proxy form (click here).

The deadline for conferral of proxy to Servizio Titoli S.p.A. is July 5, 2013. The proxy will only be valid for motions in relation to which express voting instructions have been given.

In the event not accessible on-line, proxy forms may also be requested by calling +39/011 0923200.

For notifications of proxy appointment, including via certified email (to fiatindustrial@pecserviziotitoli.it), the instructions on the proxy form should be followed.

Submission of Questions Prior to the EGM

Shareholders have the right to submit questions relating to items on the agenda prior to the EGM in writing to Fiat Industrial S.p.A. – Corporate Affairs by mail (Via Nizza 250, 10126 Turin, Italy), fax (+39/0110923241) or email (azionisti@pec.fiatindustrial.com).

Responses will only be given for questions that are strictly pertinent to items on the agenda. To facilitate management of the responses, questions should state the page number of the Directors’ Report, or other document provided for the EGM, to which the question refers.

The requesting shareholder must provide personal details (name, name of company/organization, place and date of birth, tax ID number) and request the authorized intermediary to provide proof of share ownership on the record date (June 28, 2013) to the Company at:fiatindustrial@pecserviziotitoli.it

If the authorized intermediary has already provided proof of ownership, it is sufficient to include reference details for that communication or, at a minimum, the name of the intermediary, together with the questions being submitted. For questions received by 4:30 p.m. July 6, 2013, the relevance of the question and right of the shareholders to submit questions will be verified and a response provided at or before the EGM. The Company may, at its discretion, provide specific additional information relevant to the EGM via a series of questions and answers posted in advance on the corporate website.

Additions to the Agenda and Presentation of New Motions

On or before June 15, 2013 (10 days after publication of the Notice of the EGM), shareholders that, jointly or individually, represent at least one-fortieth of share capital may request the addition of new items to the agenda or present additional proposals on existing items. Any requests for addition of items relating to matters that by law are reserved for the Board of Directors, or that are based on plans or reports prepared by the Board, will not be accepted.

Requests must be submitted in writing by registered mail to Fiat Industrial S.p.A., Corporate Affairs, Via Nizza 250, 10126 Turin and be accompanied by a report on the new item or the additional proposal on an existing item. Proof of the required percentage share ownership must be issued by an authorized intermediary and submitted to the Company via certified email (fiatindustrial@pecserviziotitoli.it).

If items are added to the agenda or motions added to existing items on the agenda, a revised list of agenda items will be published on or before June 24, 2013 (i.e., 15 days prior to the date set for the EGM), in the same manner as the meeting notice.

Special Voting Shares in FI CBM Holdings N.V.

Upon completion of the merger, shareholders participating at the EGM, including via proxy, will be entitled to receive one common share and one Special Voting Share in FI CBM Holdings N.V. for every Fiat Industrial ordinary share held continuously from the record date for the EGM (June 28, 2013) until the effective date of the transaction. To receive Special Voting Shares, shareholders must submit an express request to the Company after the EGM – and, in any event, no later than July 30, 2013 – using the Election Form available from authorized intermediaries or on the corporate website (www.fiatindustrial.com/Investor Relations/Shareholder Info/Shareholder Meetings). Instructions for submission will be provided on the form.

The Information Note on the Special Voting Shares (available at www.fiatindustrial.com/Investor Relations/Shareholder Info/Shareholder Meetings), Election Form and Information Document (available on or before the legally established deadline) will provide additional information on the requirements and procedures for allotment of the Special Voting Shares.

Right of Withdrawal

The cross-border merger of Fiat Industrial with and into a company incorporated in the Netherlands will trigger the right of withdrawal for Fiat Industrial shareholders not voting in favor of the transaction. Qualifying shareholders will have the right to exercise such withdrawal right for a period of 15 days from the date the shareholder resolution approving the transaction is filed with the Companies Register. Notice of that filing will be published on this website and in the daily newspaper La Stampa.

The redemption price of €8.897 per share payable to shareholders exercising the right of withdrawal is, in accordance with Article 2437-ter of the Civil Code, equal to the average closing price published by Borsa Italiana for the six months prior to the date of publication of this notice.

The right of withdrawal will be subject to completion of the cross-border merger. The merger itself is subject to certain conditions precedent, including the total amount payable to shareholders exercising the right of withdrawal and to Fiat Industrial creditors opposing the merger not exceeding €325 million.

Documentation and Information

The Report of Directors on the proposed cross-border merger, together with the motion for approval and other related documents, are available at the Company’s registered office and in this section of the corporate website. Shareholders eligible to participate at the EGM may request copies (via the e-mail or toll-free number provided below). The Information Document prepared pursuant to Article 70 of Consob Regulation 11971 of May 14, 1999 will be made publicly available in accordance with the legally established procedure and deadline.

Fiat Industrial S.p.A.’s share capital totals €1,919,433,144.74 consisting of 1,222,568,882 ordinary shares with a par value of €1.57 each. Each share confers the right to vote, without restrictions.

Turin, June 5, 2013

On behalf of the Board of Directors

Sergio Marchionne

CHAIRMAN

E-mail:serviziotitoli@fiatindustrial.com	Toll free number in Italy: 800-804027

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forwardlooking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forwardlooking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.